April 1, 2016

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 24, 2015
File No. 1-8359

Dear Mr. Thompson:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”) response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 23, 2016 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company’s response to the Staff’s comment is set forth below. For ease of reference, the
Staff’s comment is printed in italics and followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2015

Note 2. Summary of Significant Accounting Policies, page 73
Available for Sale Securities, page 78

We reviewed your response to our previous comment. Please provide additional support for your argument that the exchange represented the exchange of in-substance real estate that should be accounted for in accordance with ASC 970-323-30-3. Please address in particular the scope provisions of ASC 970 which indicate that this guidance applies, “to all entities with productive activities relating to real property, excluding property used primarily in the entity’s non-real estate operations.” Refer to ASC 970-10-15-3. Tell us how you have concluded that the natural gas pipeline and other midstream assets of both Iroquois Gas Transmission LP and Dominion Midstream MLP (DMP) are not scoped out of ASC 970 due to the property being used primarily in non-real estate energy related operations. Additionally, it appears your accounting does not exactly comply with the guidance you cite because this guidance

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April 1, 2016

requires you to record your investment in DMP at your cost, as opposed to fair value. Please advise. Finally, please tell us how the contractual transfer restrictions associated with the DMP common units received in the exchange were considered in determining the fair value of the common units received and the resulting gain on the exchange. Tell us your consideration of disclosing the contractual transfer restrictions as well.

Response:
We acknowledge the Staff’s request for additional information regarding our response to the Staff’s comment. In response to the Staff’s request for additional information we have provided additional analysis for the accounting related to the exchange of our investment in Iroquois Gas Transmission System, LP (“Iroquois”) for Dominion Midstream Partners, LP (“DM”) common units.

Evaluation of the Scope provisions of ASC 970 –

We considered the scoping in ASC 970-10-15-3 noting that the real estate guidance applies “to all entities with productive activities relating to real property, excluding property used primarily in the entity’s non-real estate operations.” In our fact pattern, we held an equity method investment in Iroquois that's only asset is a natural gas pipeline. We exchanged this equity method investment for an equity investment in DM. DM's assets consist of an LNG facility and other natural gas pipeline assets. ASC 970-10-15-3 refers to “the entity’s non-real estate operations [emphasis added].” The Company, as the reporting entity, did not use the equity method investment in any of our operations, nor does it use the equity securities it received in the exchange in any of our operations. Said differently, we only hold these equity investments and do not use the underlying investee’s LNG facility or other natural gas pipeline assets in our operations. Therefore, we do not believe that this scope exception is applicable. Because the equity method investment in Iroquois and the equity investment in DM have substantially all assets that meet the definition of integral equipment, and are therefore viewed as in-substance real estate, we believe that the real estate rules within ASC 970 apply.

As part of our analysis we also traced the origination of ASC 970-10-15-3, and noted that this wording was not explicitly included in any pre-codified accounting guidance. The primary source of guidance in ASC 970-323 Investments—Equity Method and Joint Ventures (“ASC 970-323”) is Statement of Position 78-9 Accounting for Investments in Real Estate Ventures (“SOP 78-9”). SOP 78-9 does not scope out the transfer of real estate to a venture if that real estate was used in the non-real estate operations of the transferor. Rather, it appears that this scoping originates from Financial Accounting Standards No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects (“FAS 67”), which has been codified within ASC 970-10 Real Estate General – Overall (“ASC 970-10”). Our understanding is that the Accounting Standards Codification was not intended to change existing GAAP, and therefore in analyzing and applying the guidance within Topic ASC 970, we did not believe that this scope exception applied to our fact pattern.

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Evaluation of the Gain Deferral -

In exchange for the equity method investment interests in Iroquois, we received DM common units. We determined that the DM common units received met the definition of an available-for-sale security in accordance with ASC 320-10-25-1, because the DM common units are equity securities that have a readily determinable fair value and are not classified as trading or held-to-maturity securities. The DM common units are publicly traded on the New York Stock Exchange (“NYSE”) and therefore have a readily determinable fair value. We do not have an intent to sell the DM common units and therefore we do not believe classifying the DM common units as a trading security is appropriate.

For 90% of the DM common units received, we agreed to a contractual restriction to not sell the DM common units for a period of 12 months after closing. The remaining 10% of the DM common units were not subject to such contractual resale restriction and could be sold at any time after closing. We considered whether the contractual resale restrictions to sell the DM common units impact the conclusion that the securities have a readily determinable fair value, which would preclude us from classifying the securities as available for sale. In doing so we noted that the definition for readily determinable fair value in the ASC glossary states in part:

An equity security has a readily determinable fair value if it meets any of the following conditions:
a) The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (“SEC”) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by OTC Markets Group Inc. Restricted stock meets that definition if the restriction terminates within one year.
Since the restriction to sell the DM common units terminates within one year and those securities can be reasonably expected to qualify for sale within one year, we believe that these securities have a readily determinable fair value and therefore are within the scope of ASC 320.

Our conclusion that the DM common units we received from DM are within the scope of ASC 320, ASC 320-10-35-1(b) requires that the securities be initially measured at fair value in the statement of financial position. Nevertheless, we believe the transaction would most appropriately be accounted for under either ASC 360-20 Real Estate Sales (“ASC 360-20”) or ASC 970-323 because the transferred interest is in-substance real estate and the consideration received is an interest in real estate.

ASC 970-323-30-3 states that:
An investor that contributes real estate to the capital of a real estate venture generally should record its investment in the venture at the investor's cost (less related depreciation and valuation allowances) of the real estate contributed, regardless of whether the other investors contribute cash, property, or services. An investor shall not recognize profit

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on a transaction that in economic substance is a contribution to the capital of an entity, because a contribution to the capital of an entity is not the culmination of the earnings process.
Since we received interests in the exchange that must be recorded at fair value in accordance with ASC 320, one could view that measurement to be in conflict with the ASC 970-323 requirement to record its investment at the investor’s cost. However, we believe that the principle set forth above in the excerpt from ASC 970-323-30-3 still applies (i.e., profit should not be recognized if the economic substance is a contribution of real estate in exchange for an interest in real estate).

Nonetheless, we believe this guidance does not override the requirement to carry the investment at fair value under ASC 320. Therefore, since this transaction was more representative of a contribution of in-substance real estate in return for an interest in an entity that holds in-substance real estate, we do not believe it would be appropriate to recognize the corresponding gain because the earnings process has not culminated.

In summary, we have utilized the guidance above to determine that the difference between the value of the available for sale securities and the carrying value should not result in gain recognition. Although there could be a perceived conflict between recognizing the equity interest received at historical cost and the required ASC 320 accounting at fair value, we believe the principle in ASC 970-323 is not to recognize a gain on the transfer because the earning process has not culminated.

Evaluation of transfer restriction impact on fair value -

When we are recording the equity securities at fair value in accordance with ASC 320, we believe the fair value is based on the observable market prices on the NYSE. We considered the guidance in ASC 320-10-30-1 on the 90% of the DM common units subject to the contractual resale restriction which states that “The fair value of restricted stock shall be measured initially based on the quoted price of an otherwise identical unrestricted security of the same issuer, adjusted for the effect of the restriction, in accordance with the provisions of Topic 820”. We believe that these restrictions are entity specific and not instrument specific, and therefore, would not transfer to a market participant upon ultimate sale. In making this determination, we note that we have the ability to dispose of up to 10% of the DM common units we acquired in the transaction during the twelve-month lock-up period. If we determined to dispose of any portion of the DM common units not subject to the contractual resale restrictions before such securities were registered with the SEC under the Registration Rights Agreement, we would be able to sell the securities under SEC Rule 144 which allows for the public resale of restricted and control securities, if certain conditions are met. Any restrictions on these DM common units would not transfer to the purchaser under a Rule 144 sale which supports the fact that the restrictions are not instrument-specific. Therefore, we have not adjusted the observable prices for this restriction. We also considered materiality in evaluating whether to apply a discount to the observable prices and believe that a market participant would not view this restriction of one year to be significant. We considered that the length of the restriction is only one year, the amount of the ownership percentage of the total ownership of the entity is small, the entity is

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already public with trading activity, the volatility of the DM common units is low, and the likely purchaser of the securities would be a large institutional investor which would require less of a discount.

Based upon several publicly available sources, we believe it is common for restricted stock with a two year restriction on resale to have up to a 25% reduction in stock value representing a lack of marketability adjustment. Given (i) that the length of the resale restriction on the DM common units is only one year, (ii) that the amount of the ownership percentage of the total ownership of the entity is small, (iii) that the entity is already public with trading activity, (iv) the volatility of the DM common units is low, and (v) that the likely purchaser of the securities would be a large institutional investor, we believe that any discount would be significantly smaller than the 25% and more likely between 10% and 15%. If we were to apply a 15% discount to the fair value of the 90% of DM common units that are subject to the resale restriction, the available for sale securities value and the deferred gain recorded would be reduced by approximately $6 million. We do not believe this difference would be material to our financial statements. It is also important to consider that subsequent changes in fair value are being recorded to accumulated other comprehensive income, which would eliminate the impact on recognition of the deferred gain on future financial statements. To illustrate this point, we have shown the future impact of recognition of a gain upon sale of the securities under both scenarios using the $6 million of deferred gain noted above. In the example below we have assumed a marketability discount of 15% and assumed that the observable market prices from transaction date to sale remains the same (in millions).

	Without Marketability Discount	With Marketability Discount of 15%
Initial Recognition	$6	$0
Subsequent Change in FV as restriction goes away and recorded in AOCI	$0	$6
Recognition of Gain on Sale of Security	$6	$6

Due to the small time period associated with the resale restriction, the lack of adjustment related to the resale restriction and the disclosure that the DM common units are considered available for sale as a long term asset (not to be sold for one year), we considered disclosing the resale restriction on the sale, but concluded that it was not material enough to disclose.
* * * *
In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.
If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1114.
Very truly yours,

/s/ Patrick Migliaccio
Patrick Migliaccio
Senior Vice President and Chief Financial Officer